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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Whistler Deposit metallurgy shows excellent copper and gold recoveries

KSK12-11

Vancouver, BC - December 18, 2012:  Kiska Metals Corporation (“Kiska" or "the Company”) reports metallurgical results from studies carried out on composite samples from the Whistler Deposit, Alaska. Locked cycle flotation tests on two composite samples returned average copper concentrates grading 25.4% copper with recoveries averaging 91.9% for copper and 70.4% for gold. These tests indicate that the Whistler deposit is very receptive to standard flotation techniques.

“The results of metallurgical test work mark an important milestone in our efforts to unlock value from the Whistler Deposit. We are very encouraged that testing indicates that high quality copper concentrates with excellent copper and gold recoveries can be produced,” stated Jason Weber, President and CEO of Kiska Metals.” Importantly, these tests represent typical ore processing techniques used for treating simple copper-gold porphyry deposits.  This suggests that the ore processing flow sheet will be relatively simple. Results from concentrate analysis also reveal low concentrations of deleterious elements and as a result no related smelter penalties are anticipated.”

Composite samples were collected from two holes (WH08-08 and WH10-19) in the Whistler Deposit that are thought to be representative of the bulk of deposit mineralization. Recoveries of 91.9% for copper and 73.1% for gold were obtained from locked cycle flotation tests of the WH08-08 sample (feed grade of 0.11% copper and 0.43 g/t gold). The test produced a concentrate grading 24.5% copper and 79.3 g/t gold.

Similar results were obtained from locked cycle flotation tests of WH10-19 mineralization (feed grade of 0.22% copper and 0.53 g/t gold). Recoveries of 91.9% were obtained for copper and 67.7% for gold. This test produced a concentrate grading 26.2% copper and 46.5 g/t gold.

This work supports the findings of Kiska’s 2010 metallurgical studies (see Kiska news release dated October 21, 2010) of the Island Mountain prospect which is located 23 kilometres south of the Whistler Deposit. Like the current Whistler test work, the 2010 studies indicate that mineralization at Island Mountain can be processed using standard processing techniques.  The excellent metallurgical performance of both, Island Mountain and Whistler mineralization, will be an important factor in any future economic studies in the Whistler District.

Metallurgical testing was carried out by G&T Metallurgical Labs in Kamloops, BC under the supervision of Alan Riles, MAIG, of AMC Mining Consultants (Canada) Limited. Mr. Riles has reviewed and approved this release and is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov